SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                             ________________

                              SCHEDULE TO/A
         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 1)

                              SHONEY'S, INC.
                              --------------
                    (Name of Subject Company (Issuer))

                              SHONEY'S, INC.
                              --------------
                     (Name of Filing Person (Issuer))

                    LIQUID YIELD OPTION NOTES DUE 2004
                       (Zero Coupon - Subordinated)
           8-1/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2002
           ---------------------------------------------------
                     (Title of Classes of Securities)

                               825039 AC 4
                               872623 AA 1
                               -----------
                 (CUSIP Number of Classes of Securities)

          V. Michael Payne                             Gary M. Brown
  Senior Vice President and Controller              Yopp & Sweeney, PLC
           SHONEY'S, INC.                          Bank of America Plaza
         1727 Elm Hill Pike                     414 Union Street, Suite 1100
     Nashville, Tennessee 37210                  Nashville, Tennessee 37219
           (615) 231-2332                              (615) 313-3325
           ----------------------------------------------------------
       (Name, Address and Telephone Numbers of Persons Authorized to
      Receive Notices and Communications on Behalf of Filing Persons)

                          CALCULATION OF FILING FEE
                          -------------------------
       TRANSACTION VALUATION(1)                AMOUNT OF FILING FEE(2)
            $ 44,548,140                               $ 8,910

(1) For purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, the market value of the Liquid Yield Option Notes Due 2004 (Zero Coupon - Subordinated) and the 8-1/4% Convertible Subordinated Debentures Due 2002 proposed to be acquired is based on the amount of cash to be paid for such securities.
(2) The entire filing fee previously was paid in connection with the filing of the Schedule TO on March 27, 2000.

[  ]    Check the box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.
             Amount Previously Paid:              Filing Party:
             Form or Registration No.:            Date Filed:
[  ]    Check the box if the filing relates solely to preliminary
        communications made before the commencement of a tender offer.
        Check the appropriate boxes below to designate any transactions to which the statement relates:
        [ ]     third-party tender offer subject to Rule 14d-1.
        [X]     issuer tender offer subject to Rule 13e-4.
        [X]     going-private transaction subject to Rule 13e-3.
        [ ]     amendment to Schedule 13D under Rule 13d-2.
        Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



                           INTRODUCTORY STATEMENT


     This Amendment 1 to Issuer Tender Offer Statement on Schedule TO is being filed with the Securities and Exchange Commission by Shoney's, Inc., a Tennessee corporation (the "Company"), in connection with tender offers (each, a "Tender Offer" and, collectively, the "Tender Offers") by the Company for any and all of its Liquid Yield Option Notes Due 2004 (Zero Coupon - Subordinated) (the "LYONs") and any and all of its 8-1/4% Convertible Subordinated Debentures Due 2002 (the "Debentures"). Terms not otherwise defined herein have the meanings ascribed to them in the Purchase Offer and Consent Solicitation Statement dated March 27, 2000 (the "Purchase Offer") and filed as Exhibit (a)(1) to Issuer Tender Offer Statement on Schedule TO filed by the Company on March 27, 2000.

ITEM 11.        ADDITIONAL INFORMATION.

Item 11(b) hereby is amended and supplemented to add the following:

        The Company is not actively pursuing the regulatory clearance that would permit the Company to mail definitive consent materials to holders of the LYONs. Accordingly, the Company does not intend to mail definitive consent materials to holders of the LYONS and does not intend to extend the Tender Offer made to holders of the LYONS. The Tender Offer will expire at 11:59 p.m., New York City time, on April 24, 2000. The Company has issued a press release in connection with the information reported herein which is filed herewith as Exhibit (a)(15) and incorporated herein by this reference.

ITEM 12.        EXHIBITS.

Item 12 hereby is amended and supplemented to add the following:

(a)(15)         Press Release dated April 17, 2000







                                SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        SHONEY'S, INC.


                                        By: /s/ Richard D. Schafstall
                                            -------------------------
                                                Richard D. Schafstall
                                        Title:  Senior Vice President,
                                                General Counsel and Secretary
                                        Date:   April 17, 2000











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                              INDEX TO EXHIBITS


EXHIBIT
NUMBER                             DESCRIPTION OF EXHIBIT
------          -----------------------------------------------------------

(a)(1)          Purchase Offer and Consent Solicitation Statement dated
                March 27, 2000.*

   (2)          Form of Letter of Transmittal - Liquid Yield Option Notes
                (Tender Only).*

   (3) Form of Letter of Transmittal - Liquid Yield Option Notes (Tender and Consent).*

   (4) Form of Letter of Transmittal - 8-1/4% Convertible Subordinated Debentures.*

   (5)          Notice of Guaranteed Delivery and Consent - Liquid Yield
                Option Notes.*

   (6) Notice of Guaranteed Delivery and Consent - 8-1/4% Convertible Subordinated Debentures.*

   (7) Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (LYONs - Tender Only).*

   (8) Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (LYONs - Tender and Consent).*

   (9) Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (Debentures).*

   (10)         Form of Letter to Clients (LYONs - Tender Only).*

   (11)         Form of Letter to Clients (LYONs - Tender and Consent).*

   (12)         Form of Letter to Clients (Debentures).*

   (13) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

   (14)         Press Release, dated March 27, 2000.*

   (15)         Press Release, dated April 17, 2000.



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(b)             None

(c)             None

(d)             None

(e)             Not required by Schedule TO

(f)             None

(g)             None

(h)             None

----------------------
*  Previously filed.






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